
September 6, 2023

Brent Beal
Chief Executive Officer
ETX Park Fund #2, LLC
203 East Main, Suite 200
Nacogdoches, TX 75961

> **Re: ETX Park Fund #2, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed August 18, 2023**
> **File No. 024-12222**

Dear Brent Beal:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2023 letter.

Form 1-A filed August 18, 2023

Cover Page

1.   We note your response to comment 1. Please provide disclosure in your offering circular regarding the mechanics of the closings, including the time frame for this investor due diligence process, and at which point in the closing process you will make a final determination to accept or reject an investor's subscription. Also revise to disclose the process for returning proceeds to investors for those subscriptions that are rejected.

No Guaranteed Preferred Return, page 7

2.   We note your revised disclosures in response to comment 2, including your statement that you intend on "using funds from a successful [o]ffering to build an apartment complex."

Please revise your disclosures regarding your intended distribution rate to highlight that you may not be able to build any units if you are unable to raise at least 25% of the maximum offering amount, as you further explain on page 15.

Risk Factors, page 7

3.   We note your response to comment 2. Please provide disclosure about the risks to you and your prospective investors associated with the existence of the Austin Bank lien, including, for example, that there may be disagreements around the assessed value of the property and/or issues obtaining clear title to the property after the assessed amount has been paid. We also note that you state on the one hand that after Austin Bank removes the lien from the property, you would then own the optioned property and "receive the clear title from ETX Park Fund #1," and on the other hand, that you would complete the purchase of the property with a vendor's lien and that ETX Park Fund #1LP will hold a lien on the property. Please revise to reconcile your disclosures. Please also revise your use of proceeds disclosure throughout your offering circular to account for payment of the Austin Bank lien.

4.   We refer to your revised disclosure on page 14, including that Class A membership interests may not be transferred without the prior written consent of the manager and that such transfer would be subject to specific restrictions. Please revise your second risk factor on page 7 to also discuss these restrictions, add to your disclosure in the "Securities Being Offered section to specifically describe the restrictions on transferability of these securities, and highlight on the cover page that there are transfer restrictions.

Securities Being Offered, page 31

5.   We note your revised disclosures in response to comment 4. Please also revise this section to describe the allocation of losses.

    Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Nicholas Antaki